Helport AI Limited

9 Temasek Boulevard #07-00, Suntec Tower Two

Singapore 038989

July 3, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street N.E.

Washington, D.C. 20549

Re:	Helport AI Limited Amendment No. 5 to Registration Statement on Form F-4 Filed June 28, 2024 File No. 333-276940

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Helport AI Limited (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on Friday, July 5, 2024, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request by telephone call to the staff of the U.S. Securities and Exchange Commission.

Very truly yours,

/s/ Cong Shi
Cong Shi
Director

cc:	Hunter Taubman Fischer & Li LLC
Ellenoff Grossman & Schole LLP